UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Applied Digital Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

038169207

(CUSIP Number)

June 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM APLD Lender Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS APLD Lender Holdings Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Infrastructure Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Infrastructure Fund III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Applied Digital Parallel, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Infrastructure Fund III (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Infrastructure III GP (Lux), S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Group Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Group Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 038169207	13G

1	NAMES OF REPORTING PERSONS CIM Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,265,366
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,265,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,265,366
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

APPLIED DIGITAL CORPORATION (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3811 Turtle Creek Blvd., Suite 2100

Dallas, TX 75219

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

i.	CIM APLD Lender Holdings, LLC, a Delaware limited liability company (“APLD Lender Holdings”)

ii.	APLD Lender Holdings Parent, LLC, a Delaware limited liability company (“APLD Lender Holdings Parent”)

iii.	CIM Infrastructure Fund III, L.P., a Delaware limited partnership (“CIM IF III”)

iv.	CIM Infrastructure Fund III GP, LLC, a Delaware limited liability company (“CIM IF III GP”)

v.	CIM Applied Digital Parallel, LLC, a Delaware limited liability company (“Applied Digital Parallel”)

vi.	CIM Infrastructure Fund III (Lux) SCSp, a Luxembourg limited partnership (“Luxembourg SCSp”)

vii.	CIM Infrastructure III GP (Lux), S.a.r.l., a Luxembourg société à responsabilité limitée (“Luxembourg S.a r.l.”)

viii.	CIM Group Management, LLC, a Delaware limited liability company (“CIM Group Management”)

ix.	CIM Group Management Holdings, LLC, a Delaware limited liability company (“CIM Group Management Holdings”), and

x.	CIM Group , LLC, a Delaware limited liability company (“CIM Group”).

The principal business address of each of Luxembourg SCSp and Luxembourg S.a r.l. is 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B256980. The principal business address of each of the other Reporting Persons is 4700 Wilshire Boulevard, Los Angeles, CA 90010.

APLD Lender Holdings Parent is the managing member of APLD Lender Holdings. The controlling owners of APLD Lender Holdings Parent are CIM IF III and Applied Digital Parallel. CIM IF III GP is the general partner of CIM IF III. Luxembourg SCSp is the majority owner of Applied Digital Parallel. Luxembourg S.a r.l. is the general partner of Luxembourg SCSp. CIM Group Management is the manager of CIM IF III GP and the sole owner of Luxembourg S.a r.l. CIM Group Management Holdings is the sole owner of CIM Group Management. CIM Group is the majority owner of CIM Group Management Holdings.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by APLD Lender Holdings, directly or indirectly controlled by it, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than APLD Lender Holdings as direct holder) is the beneficial owner of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

038169207

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially Owned:

APLD Lender Holdings currently directly owns a warrant to purchase 6,300,449 shares of Common Stock (“Tranche 1 Warrants”) and has the right to acquire an additional warrant to purchase an additional 2,964,917 shares of Common Stock in connection with its agreement to fund additional loans to a subsidiary of the Issuer, subject to certain conditions (“Tranche 2 Warrants” and together with the Tranche 1 Warrants, the “Initial Warrants”), resulting in beneficial ownership of 6.3% of the Common Stock, as calculated pursuant to Rule 13d-3 of the Act. Pursuant to such agreement, to the extent in the future APLD Lender Holdings enters into accordion loans with a subsidiary of the Issuer pursuant to which APLD Lender Holdings commits to fund additional loans, which is subject to certain conditions and at the discretion of the parties (the “Accordion Loans”), upon funding of such loans, APLD Lender Holdings may acquire additional warrants to purchase up to an additional 5,559,220 shares of Common Stock (the “Accordion Warrants” and together with the Initial Warrants, the “Warrants”). Calculation of the percentage of Shares beneficially owned is based on 137,093,801 shares of Common Stock outstanding as of May 31, 2024 as reported in the Form S-1 filed by the Issuer with the Securities and Exchange Commission on May 31, 2024 and assumes the exercise of the Initial Warrants.

The Accordion Warrants will only be issued if a subsidiary of the Issuer meets certain conditions and the Accordion Loans are entered into and funded, and as a result, the shares of Common Stock underlying such Accordion Warrants are not included in the beneficial ownership reported herein.

The Warrants will be exercisable upon issuance and will have a five-year term. The Warrants will have an exercise price of $4.8005 per share, which exercise price may be paid in cash, by net settlement or by a combination of cash and net settlement but must be exercised by net settlement if no registration covering the exercise of the Warrants remains effective. The Warrants contain customary anti-dilution provisions for corporate actions such as stock dividends and stock splits.

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

CIM APLD LENDER HOLDINGS, LLC

By: APLD Lender Holdings Parent, LLC, its managing member

By: CIM Infrastructure Fund III, L.P., its managing member

By: CIM Infrastructure Fund III GP, LLC, its general partner

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

APLD LENDER HOLDINGS PARENT, LLC

By: CIM Infrastructure Fund III, L.P., its managing member

By: CIM Infrastructure Fund III GP, LLC, its general partner

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND III, L.P.

By: CIM Infrastructure Fund III GP, LLC, its general partner

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND III GP, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM APPLIED DIGITAL PARALLEL, LLC

By: CIM Infrastructure III SLP, LLC, its managing member

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM INFRASTRUCTURE FUND III (LUX) SCSP, acting through its managing general partner, CIM INFRASTRUCTURE III GP (LUX), S.À R.L., FOR ITSELF

By:	/s/ David Thompson
Name:	David Thompson
Title:	Class A Manager

By:	/s/ Sara Speed
Name:	Sara Speed
Title:	Class B Manager

CIM INFRASTRUCTURE III GP (LUX), S.A.R.L., for itself

By:	/s/ David Thompson
Name:	David Thompson
Title:	Class A Manager

By:	/s/ Sara Speed
Name:	Sara Speed
Title:	Class B Manager

CIM GROUP MANAGEMENT, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM GROUP MANAGEMENT HOLDINGS, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM GROUP , LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Title

99.1.	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 17, 2024